UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January 2017

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

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(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	January 17, 2017	By	/s/ Wang Jian
Name: Wang Jian
Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT
RESOLUTIONS PASSED BY THE BOARD

This overseas regulatory announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Company and all members of the Board warrant that the information set out in this announcement is true, accurate and complete, and accept joint responsibility for any false information or misleading statements contained in, or material omissions from, this announcement.

Pursuant to the articles of association of the Company (the “Articles”) and the rules for the meeting of the board of directors (《董事會議事規則》) of China Eastern Airlines Corporation Limited (the “Company”) and as convened by Mr. Liu Shaoyong, the Chairman of the Company, the 2017 first regular meeting (the “Meeting”) of the board of directors (the “Board”) was held at Shanghai International Airport Hotel (上海國際機場賓館) on 17 January 2017.

Mr. Liu Shaoyong, the Chairman of the Company, Mr. Ma Xulun, the Vice Chairman, Mr. Li Yangmin, Mr. Xu Zhao, Mr. Gu Jiadan, Mr. Tang Bing and Mr. Tian Liuwen, being directors of the Company; and Mr. Li Ruoshan, Mr. Ma Weihua, Mr. Shao Ruiqing and Mr. Cai Hong Ping, being independent non-executive Directors, were present at the Meeting.

The directors of the Company (the “Directors”) present at the Meeting confirmed that they had received the notice and materials in respect of the Meeting before it was held.

The number of Directors present at the Meeting satisfied the quorum requirements under the Company Law of the People’s Republic of China and the Articles. As such, the Meeting was legally and validly convened and held.

The Meeting was chaired by Mr. Liu Shaoyong, the Chairman of the Company. The Directors present at the Meeting considered and unanimously passed the following resolution:

Considered and approved the resolution regarding the provision by the Company of guarantee to some of its subsidiaries.

1.	Agreed to provide, within the period from the effective date of the resolution to 31 December 2017, guarantee in the total amount of up to RMB1 billion to four wholly- owned subsidiaries namely China United Airlines Co., Ltd., Shanghai Eastern Flight Training Co., Ltd., Eastern Business Airlines Service Co., Ltd., China Eastern Airlines Technology Co., Ltd., or their respective wholly-owned subsidiaries;

2.	Where the subject obligations are denominated in foreign currencies, the amounts shall be translated to Renminbi at the exchange rates prevailing at the time of provision of the guarantee;

3.	The period of guarantee shall be the same as the period of subject obligations of the respective guaranteed parties and shall not exceed 10 years;

4.	The president of the Company shall be authorized to take charge of the detailed implementation thereof. Implementation progress shall be reported to the Board.

For details, please refer to the announcement on the provision of guarantee for some subsidiaries (《關於為部分子公司提供擔保額度的公告》) published on China Securities Journal, Shanghai Securities News, Securities Daily and the website of Shanghai Stock Exchange (www.sse.com.cn) on 18 January 2017 by the Company.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED Wang Jian
Company Secretary
Shanghai, the People’s Republic of China
17 January 2017

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Ma Xulun (Vice Chairman, President), Li Yangmin (Director, Vice President), Xu Zhao (Director), Gu Jiadan (Director), Tang Bing (Director, Vice President), Tian Liuwen (Director, Vice President), Li Ruoshan (Independent non-executive Director), Ma Weihua (Independent non-executive Director), Shao Ruiqing (Independent non-executive Director) and Cai Hong Ping (Independent non-executive Director).

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